UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-190246-02

JPMBB Commercial Mortgage Securities Trust 2013-C17

(Exact name of issuing entity as specified in its charter)

J.P. Morgan Chase Commercial Mortgage Securities Corp.

(Exact name of depositor as specified in its charter)

383 Madison Avenue

New York, New York 10179

(212) 272-8363

(Address, including zip code, and telephone number, of principal executive offices of the issuing entity)

Class A-1

Class A-2

Class A-3

Class A-4

Class A-SB

Class X-A

Class A-S

Class B

Class C

Class EC

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)         / /

Rule 12g-4(a)(2)         / /

Rule 12h-3(b)(1)(i)      / /

Rule 12h-3(b)(1)(ii)     / /

Rule 15d-6                 / /

Rule 15d-22(b)       /x/

Approximate number of holders of record as of the certification or notice date:

        0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, J.P. Morgan Chase Commercial Mortgage Securities Corp.

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 8, 2024

By: /s/ John Miller

John Miller, Executive Director